

February 10, 2014

<u>Via E-mail</u>
Raul Cavazos
Chief Financial Officer
Gruma, S.A.B. de C.V.
Calzada del Valle, 407 Ote.
Colonia del Valle
San Pedro Garza Garcia, Nuevo León
66220, Mexico

> **Re:** **Gruma, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 30, 2013**
> **Response Letter Dated December 18, 2013**
> **File No. 001-14852**

Dear Mr. Cavazos:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 27. Contingencies, page F-72

1.      Your response to comment 1 in our letter dated November 22, 2013 indicates that you deconsolidated each of your subsidiaries MONACA and DEMASECA on January 22, 2013 upon loss of control to the Venezuelan Government through the appointment of Special Managers.  So that we may fully understand your accounting conclusions, please address the following:

- Cite the specific accounting guidance you used to recognize your loss of control of each entity.  In this regard, please confirm that you applied paragraphs 25 and B97 – B99 of IFRS 10, which requires you to account for retained investment in the entities as a financial asset, or otherwise advise as to the specific accounting guidance you applied.

- You indicate that the investment you retained in each entity should be considered an "available-for-sale financial asset."  Tell us more about this conclusion.  Please confirm you applied paragraph 11b and AG 13 of IAS 32 in determining your retained investments in the entities are available for sale financial assets, or otherwise advise as to the specific accounting guidance you applied.

- Please confirm you recognized your retained investment in each entity as an "available-for-sale financial asset" under paragraph 14 of IAS 39, or otherwise advise as to the specific accounting guidance you applied.

- Explain to us in greater detail why you believe recording your retained investments at their carrying value is appropriate under paragraph B98(b)(iii) of IFRS 10, which indicates that any investment retained in the former subsidiary should be recorded at its fair value at the date when control is lost.  While we note your belief that you could not reliably measure the fair value of the entities, we do note your use of two valuation techniques to determine the recoverable amount of the remaining investments for impairment testing purposes and your indication that "In both cases, the potential recoverable amounts using the income and market approach were higher than the carrying value of these investments."  It appears from your response that you considered the provisions of paragraphs 43, 46c and AG 80-81 of IAS 39 in determining that these investments should not currently be recorded at fair value.  If true, please expand your disclosures in future filings to include the information you included in response to the last bullet on page 3, if applicable.

- Please provide authoritative support for the reason you have concluded the devaluation of Venezuela's currency effective February 9, 2013 should not be reflected as a reduction in the carrying amount of your retained investments and the Bs.19,494 foreign exchange loss recognized in your income statement in the period in which the devaluation occurred.

- Please provide us with more details as to the nature and content of your discussions with the Republic regarding your efforts to "seek adequate compensation for the assets subject to expropriation." Include in your response the status of your formal notice of November 9, 2011 to the Republic that an investment dispute had arisen.

- You state that the Providence "was issued after December 31, 2012 and based on the requirements of IAS 10, GRUMA concluded that the deconsolidation of MONACA and DEMASECA was an event that occurred after the reporting period; therefore it did not require an adjustment to the consolidated financial statements of GRUMA as of December 31, 2012." Please address whether or not you believe the issuance of the Providence represented an adjusting event or a non-adjusting event as defined in IAS 10, and provide your analysis used to support your conclusions with respect to both an adjusting event and a non-adjusting event.

- Also, please tell us whether you are aware of situations in which other businesses have been expropriated by the Republic and the success of the owners of those businesses in recovering their investment.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief